Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T:	973 597 2476
F:	973 597 2477
E:	sskolnick@lowenstein.com

February 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn:	Eiko Yaoita Pyles

Re:	Coffee Holding Co., Inc. Form 8-K Furnished on January 25, 2023 File No. 001-32491

Dear Ms. Pyles:

We acknowledge receipt of your comment letter dated January 26, 2023, regarding the filing referenced above. We respectfully request additional time to draft, internally review, and respond to your letter, with an anticipated filing of our response on or before Thursday, February 23, 2023.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need regarding this extension request.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Andrew Gordon, Coffee Holding Co., Inc.